Melissa L. Weiss
Vice President and
Associate Counsel
Telephone: 212-323-0247
Facsimile: 212-912-6322
E-mail: mweiss@oppenheimerfunds.com

04043649

OppenheimerFunds®
OppenheimerFunds, Inc.
Two World Financial Center
New York, NY 10281
Tel 212.323.0200

By Overnight Delivery

September 21, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Re: Civil Action Documents Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), OppenheimerFunds Services (File No. 084-01562), and the following registered investment companies: Oppenheimer AMT-Free Municipals (File No. 811-2668), Oppenheimer AMT-Free New York Municipals (File No. 811-4054), Oppenheimer Balanced Fund (File No. 811-3864), Oppenheimer California Municipal Fund (File No. 811-5586), Oppenheimer Capital Appreciation Fund (File No. 811-3105), Oppenheimer Capital Income Fund (File No. 811-1512), Oppenheimer Capital Preservation Fund (File No. 811-8799), Oppenheimer Champion Income Fund (File No. 811-5281), Oppenheimer Developing Markets Fund (File No. 811-07657), Oppenheimer Discovery Fund (File No. 811-4410), Oppenheimer Emerging Growth Fund (File No. 811-10071), Oppenheimer Emerging Technologies Fund (File No. 811-09845), Oppenheimer Enterprise Fund (File No. 811-07265), Oppenheimer Equity Fund, Inc. (File No. 811-490), Oppenheimer Global Fund (File No. 811-1810), Oppenheimer Global Opportunities Fund (File No. 811-6001), Oppenheimer Gold & Special Minerals Fund (File No. 811-3694), Oppenheimer Growth Fund (File No. 811-2306), Oppenheimer High Yield Fund (File No. 811-2849), Oppenheimer Integrity Funds (File No. 811-3420), Oppenheimer International Bond Fund (File No. 811-07255), Oppenheimer International Growth Fund (File No. 811-07489), Oppenheimer International Small Company Fund (File No. 811-08299), Oppenheimer International Value Fund (File No. 811-21369), Oppenheimer Limited-Term Government Fund (File No. 811-4563), Oppenheimer Limited Term Municipal Fund (File No. 811-4803), Oppenheimer Main Street Funds, Inc. (File No. 811-5360), Oppenheimer Main Street Opportunity Fund (File No. 811-10001), Oppenheimer Main Street Small Cap Fund (File No. 811-09333), Oppenheimer MidCap Fund (File No. 811-08297), Oppenheimer Multi-State Municipal Trust (File No. 811-5867), Oppenheimer Principal Protected Trust (File No, 811-21281), Oppenheimer Quest International Value Fund, Inc. (File No. 811-06105), Oppenheimer Quest Value Fund, Inc. (File No. 811-2944), Oppenheimer Quest Capital Value Fund, Inc. (File No. 811-04797), Oppenheimer Quest for Value Funds (File No. 811-5225), Oppenheimer Real Asset Fund (File No. 811-07857), Oppenheimer Real Estate Fund (File No. 811-10589), Oppenheimer Senior Floating Rate Fund (File No. 811-09373), Oppenheimer Series Fund, Inc. (File No. 811-3346), Oppenheimer Strategic Income Fund (File No. 811-5724), Oppenheimer Total Return Bond Fund (File No. 811-21268), Oppenheimer U.S. Government Trust (File No. 811-3430), Oppenheimer Convertible Securities Fund (File No. 811-4576), Rochester Fund Municipals (File No. 811-3614), Rochester Portfolio Series (File No. 811-6332), and the Directors and Officers of each of the registered investment companies named above

To the Securities and Exchange Commission:

Enclosed for filing on behalf of the registered investment companies and certain of their respective affiliates, captioned above (the "Oppenheimer Defendants"), pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint filed in *Hendon, et al. v. OppenheimerFunds, Inc., et al.*, (U.S.D.C., SDNY) (Case No. 04-CV-07327) (the "Civil Action"). The Civil Action purports to be a class action brought against the Oppenheimer Defendants. Service was made on certain of the Oppenheimer Defendants on September 17, 2004.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it in the envelope provided. Thank you.

Very truly yours,

Melissa L. Weiss
Vice President &
Associate Counsel

cc: (w/o encolsures)
Dechert LLP
Mayer Brown Rowe & Maw LLP
Myer, Swanson, Adams & Wolf, P.C.

COPY

United States District Court

SOUTHERN DISTRICT OF NEW YORK

ECF CASE

VICTORIA ANN HENDON, GEORGE E. KLUMP, KAROL McCLINTOCK, EDWIN PENNEFATHER, and BARBARA PLEENER, Individually and on behalf of All Others Similarly Situated,

Plaintiffs

vs.

OPPENHEIMERFUNDS, INC., et al., (See Attached Rider A for a complete listing of all named Defendants & Nominal Defendants),

Defendants.

SUMMONS IN A CIVIL CASE

CASE NUMBER: 04 CV 07327

TO: (Name and address of defendant)

All Defendants c/o: OPPENHEIMERFUNDS, INC.
Two World Financial Center
225 Liberty Street
New York, NY 10080

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

STULL, STULL & BRODY
6 East 45th Street
Suite 500
New York, NY 10017
(212) 687-7230

an answer to the complaint which is herewith served upon you, within twenty (20) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON
CLERK

SEP 14 2004
DATE

Jessica Ross
(BY) DEPUTY CLERK

RIDER A

Defendants:

OPPENHEIMERFUNDS, INC., OPPENHEIMERFUNDS SERVICES, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, OPPENHEIMERFUNDS DISTRIBUTOR, INC., JOHN V. MURPHY, CLAYTON K. YEUTTER, ROBERT G. GALLI, PHILLIP A. GRIFFITHS, JOEL W. MOTLEY, KENNETH A. RANDALL, EDWARD V. REGAN, RUSSELL S. REYNOLDS, JR., DONALD W. SPIRO, and JOHN DOES 1-100

Nominal Defendants:

OPPENHEIMER DEVELOPING MARKETS FUND, OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND, OPPENHEIMER INTERNATIONAL GROWTH FUND, OPPENHEIMER GLOBAL FUND, OPPENHEIMER INTERNATIONAL VALUE FUND, OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC., OPPENHEIMER GLOBAL OPPORTUNITIES FUND, OPPENHEIMER GROWTH FUND, OPPENHEIMER CAPITAL APPRECIATION FUND, OPPENHEIMER MIDCAP FUND, OPPENHEIMER ENTERPRISE FUND, OPPENHEIMER DISCOVERY FUND, OPPENHEIMER EMERGING GROWTH FUND, OPPENHEIMER MAIN STREET FUND®, OPPENHEIMER EQUITY FUND, INC., OPPENHEIMER MAIN STREET OPPORTUNITY FUND®OPPENHEIMER MAIN STREET SMALL CAP FUND®, OPPENHEIMER PRINCIPLE PROTECTED MAIN STREET FUND, OPPENHEIMER QUEST VALUE FUND, OPPENHEIMER VALUE FUND, OPPENHEIMER SMALL CAP VALUE FUND, OPPENHEIMER QUEST OPPORTUNITY VALUE FUND, OPPENHEIMER QUEST CAPITAL VALUE FUND, OPPENHEIMER QUEST BALANCED FUND, OPPENHEIMER BALANCED FUND, OPPENHEIMER CAPITAL INCOME FUND, OPPENHEIMER CONVERTIBLE SECURITIES FUND, OPPENHEIMER EMERGING TECHNOLOGIES FUND, OPPENHEIMER GOLD & SPECIAL MINERALS FUND, OPPENHEIMER REAL ASSET FUND®, OPPENHEIMER REAL ESTATE FUND, OPPENHEIMER DISCIPLINED ALLOCATION FUND, OPPENHEIMER INTERNATIONAL BOND FUND, OPPENHEIMER HIGH YIELD FUND, OPPENHEIMER CHAMPION INCOME FUND, OPPENHEIMER STRATEGIC INCOME FUND, OPPENHEIMER TOTAL RETURN BOND FUND, OPPENHEIMER BOND FUND, OPPENHEIMER SENIOR FLOATING RATE FUND, OPPENHEIMER U.S. GOVERNMENT TRUST, OPPENHEIMER LIMITED-TERM GOVERNMENT FUND, OPPENHEIMER CAPITAL PRESERVATION FUND, OPPENHEIMER CALIFORNIA MUNICIPAL FUND, OPPENHEIMER NEW JERSEY MUNICIPAL FUND, OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS, OPPENHEIMER AMT-FREE MUNICIPALS, OPPENHEIMER LIMITED TERM MUNICIPAL FUND, OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS, OPPENHEIMER PENNSYLVANIA MUNICIPALS FUND, OPPENHEIMER ROCHESTER FUND MUNICIPALS, and OPPENHEIMER LIMITED-TERM NEW YORK MUNICIPAL FUND

C:\Mutual Funds - Oppenheimer 34(b)\Rider A (Defendants).wpd

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

VICTORIA ANN HENDON, GEORGE E. KLUMP, KAROL McCLINTOCK, EDWIN PENNEFATHER, and BARBARA PLEENER, Individually and on behalf of All Others Similarly Situated,	Civil Action No. 04 CV 07327
Plaintiffs,	**CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY**
vs.	
OPPENHEIMERFUNDS, INC., OPPENHEIMERFUNDS SERVICES, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, OPPENHEIMERFUNDS DISTRIBUTOR, INC., JOHN V. MURPHY, CLAYTON K. YEUTTER, ROBERT G. GALLI, PHILLIP A. GRIFFITHS, JOEL W. MOTLEY, KENNETH A. RANDALL, EDWARD V. REGAN, RUSSELL S. REYNOLDS, JR., DONALD W. SPIRO, and JOHN DOES 1-100,	**JURY TRIAL DEMANDED**
Defendants,	
OPPENHEIMER DEVELOPING MARKETS FUND, OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND, OPPENHEIMER INTERNATIONAL GROWTH FUND, OPPENHEIMER GLOBAL FUND, OPPENHEIMER INTERNATIONAL VALUE FUND, OPPENHEIMER QUEST INTERNATIONAL VALUE FUND, INC., OPPENHEIMER GLOBAL OPPORTUNITIES FUND, OPPENHEIMER GROWTH FUND, OPPENHEIMER CAPITAL APPRECIATION FUND, OPPENHEIMER MIDCAP FUND, OPPENHEIMER ENTERPRISE FUND, OPPENHEIMER DISCOVERY FUND, OPPENHEIMER EMERGING GROWTH FUND, OPPENHEIMER MAIN STREET FUND®, OPPENHEIMER EQUITY FUND, INC., OPPENHEIMER MAIN STREET OPPORTUNITY FUND®OPPENHEIMER MAIN STREET SMALL CAP FUND®, OPPENHEIMER PRINCIPLE	RECEIVED SEP 14 2004 U.S.D.C. S.D. N.Y. CASHIERS

[Caption continues on next page]

PROTECTED MAIN STREET FUND, :
OPPENHEIMER QUEST VALUE FUND, :
OPPENHEIMER VALUE FUND, OPPENHEIMER :
SMALL CAP VALUE FUND, OPPENHEIMER :
QUEST OPPORTUNITY VALUE FUND, :
OPPENHEIMER QUEST CAPITAL VALUE :
FUND, OPPENHEIMER QUEST BALANCED :
FUND, OPPENHEIMER BALANCED FUND, :
OPPENHEIMER CAPITAL INCOME FUND, :
OPPENHEIMER CONVERTIBLE SECURITIES :
FUND, OPPENHEIMER EMERGING :
TECHNOLOGIES FUND, OPPENHEIMER GOLD :
& SPECIAL MINERALS FUND, OPPENHEIMER :
REAL ASSET FUND®, OPPENHEIMER REAL :
ESTATE FUND, OPPENHEIMER DISCIPLINED :
ALLOCATION FUND, OPPENHEIMER :
INTERNATIONAL BOND FUND, OPPENHEIMER :
HIGH YIELD FUND, OPPENHEIMER CHAMPION :
INCOME FUND, OPPENHEIMER STRATEGIC :
INCOME FUND, OPPENHEIMER TOTAL :
RETURN BOND FUND, OPPENHEIMER BOND :
FUND, OPPENHEIMER SENIOR FLOATING :
RATE FUND, OPPENHEIMER U.S. :
GOVERNMENT TRUST, OPPENHEIMER :
LIMITED-TERM GOVERNMENT FUND, :
OPPENHEIMER CAPITAL PRESERVATION :
FUND, OPPENHEIMER CALIFORNIA :
MUNICIPAL FUND, OPPENHEIMER NEW :
JERSEY MUNICIPAL FUND, OPPENHEIMER :
AMT-FREE NEW YORK MUNICIPALS, :
OPPENHEIMER AMT-FREE MUNICIPALS, :
OPPENHEIMER LIMITED TERM MUNICIPAL :
FUND, OPPENHEIMER ROCHESTER NATIONAL :
MUNICIPALS, OPPENHEIMER PENNSYLVANIA :
MUNICIPALS FUND, OPPENHEIMER :
ROCHESTER FUND MUNICIPALS, :
OPPENHEIMER LIMITED-TERM NEW YORK :
MUNICIPAL FUND, (collectively, the :
"Oppenheimer Funds," :
:
Nominal Defendants. :
____ X

Plaintiffs, by and through their undersigned counsel, allege the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons or entities who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Oppenheimer family of mutual funds, listed in Exhibit A hereto (the "Oppenheimer Funds"), during the period August 31, 1999 to March 22, 2004, inclusive (the "Class Period"), and who were damaged thereby. Plaintiffs seek to pursue remedies under the Investment Company Act of 1940 (the "Investment Company Act"); the Investment Advisers Act of 1940 (the "Investment Advisers Act"); and for breaches of defendants' common law fiduciary duties.

2. This complaint alleges that defendants engaged in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and other members of the Class. In clear contravention of their disclosure obligations and fiduciary responsibilities, defendants failed to properly disclose that defendants had been using the assets of the Oppenheimer Funds to pay brokers to aggressively push Oppenheimer Funds over other funds, and that such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed

to investors in the Oppenheimer Funds public filings or elsewhere.

3. Oppenheimer Funds investors were thus induced to purchase Oppenheimer Funds by brokers who received undisclosed payments from Oppenheimer to push Oppenheimer Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Oppenheimer Funds, Oppenheimer Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Oppenheimer Funds to still other brokerage clients.

4. Oppenheimer was motivated to make these secret payments to finance the improper marketing of Oppenheimer Funds because their fees were calculated as a percentage of under management and, therefore, tended to increase as the number of Oppenheimer Funds investors grew. Defendants attempted to justify this conduct on the ground that by increasing the Oppenheimer Funds assets, they were creating economies of scale that inured to the benefit of investors but in truth and in fact, Oppenheimer Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Oppenheimer Funds were excessive during the Class Period, in large part .because the defendants continued to skim from the Oppenheimer Funds to finance their ongoing marketing campaign. The Oppenheimer Funds Trustees, who purported to be Oppenheimer Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act (the "Investment Advisers Act"), breached their

common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Oppenheimer Funds Directors breached their common law fiduciary duties to the Oppenheimer Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to the detriment of Oppenheimer Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(a) and (b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the creation and utilization of improper

revenue sharing agreements, occurred in substantial part in this District. Additionally, the Oppenheimer Defendants, as defined herein, maintain their principal offices in this judicial district..

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff Victoria Ann Hendon purchased during the Class Period and continues to own shares or units of the Oppenheimer Main Street Fund and has been damaged by the conduct alleged herein.

12. Plaintiff George E. Klump purchased during the Class Period and continues to own shares or units of the Oppenheimer Main Street Growth & Income Fund and has been damaged by the conduct alleged herein.

13. Plaintiff Karol McClintock purchased during the Class Period and continues to own shares or units of the Oppenheimer Capital Income Fund, Oppenheimer Growth Fund, Oppenheimer Capital Appreciation Fund, and the Oppenheimer Strategic Income Fund, and has been damaged by the conduct alleged herein.

14. Plaintiff Edwin Pennefather purchased during the Class Period and continues to own shares or units of the Oppenheimer Balanced Fund, Oppenheimer Capital Income Fund, and the Oppenheimer Global Fund, and has been damaged by the conduct alleged herein.

15. Plaintiff Barbara Pleener purchased during the Class Period and continues to own

shares or units of the Oppenheimer Equity Fund, Oppenheimer Global Fund, Oppenheimer Growth Fund, Oppenheimer Main Street Fund, and the Oppenheimer High Yield Fund, and has been damaged by the conduct alleged herein.

16. Defendant OppenheimerFunds, Inc. ("OppenheimerFunds"), is the Investment Advisers and day-to-day manager of the Oppenheimer Funds and is the ultimate parent of defendants bearing the Oppenheimer name. OppenheimerFunds and its subsidiaries market, sponsor, and provide investment advisory, distribution, and administrative services to mutual funds. Oppenheimer Funds maintains its headquarters at Two World Financial Center, 225 Liberty Street, New York, NY 10080.

17. Defendant OppenheimerFunds Services is a subsidiary of OppenheimerFunds that provides services to investors in the Oppenheimer funds and their financial advisors. OppenheimerFunds Services maintains its headquarters at Two World Financial Center, 225 Liberty Street, New York, NY 10080.

18. Defendant OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributors"), is the distributor of the Oppenheimer Funds and maintains its headquarters at Two World Financial Center, 225 Liberty Street, New York, NY 10080.

19. OppenheimerFunds, OppenheimerFunds Services and Oppenheimer Distributors are collectively referred to as the "Oppenheimer Defendants".

20. Defendant Massachusetts Mutual Life Insurance Company ("MassMutual") is the majority owner of Oppenheimer Funds. MassMutual maintains its headquarters at 1295 State Street, Springfield, MA 01111-0001.

21. Defendant OppenheimerFunds, OppenheimerFunds Services and Mass Mutual

are collectively referred to as the "Investment Adviser Defendants".

22. Defendants John V. Murphy ("Murphy"), Clayton K. Yeutter ("Yeutter"), Robert G. Galli ("Galli"), Phillip A. Griffiths ("Griffiths"), Joel W. Motley ("Motley"), Kenneth A. Randall ("Randall"), Edward V. Regan ("Regan"), Russell S. Reynolds, Jr. ("Reynolds"), and Donald W. Spiro ("Spiro") were Trustees of the Oppenheimer Funds during the Class Period and are collectively referred to herein as the "Trustee Defendants." For purposes of their service as trustees of the Oppenheimer Funds, the business address of the Trustee Defendants is 6803 S. Tucson Way, Centennial, CO 80112-3924. The business address of Murphy is Two World Financial Center, 225 Liberty Street, NY, NY 10080.

23. During the Class Period, Murphy was President and Trustees of the Oppenheimer Funds. In addition, during the Class Period, Murphy was Chairman and Chief Executive Officer (since September 2000) of OppenheimerFunds, President and a director or trustee of Oppenheimer Acquisition Corp. (OppenheimerFunds' parent holding company) and Oppenheimer Partnership Holdings, inc. (a holding company subsidiary of Oppenheimer Funds), Chairman and a director (since July 2001) of Shareholder Services, Inc. and of Shareholder Financial Services, Inc. (transfer agent subsidiaries of Oppenheimer Funds), President and a director (since July 2001) of OppenheimerFunds Legacy Program; a director of the investment advisory subsidiaries of OppenheimerFunds, Chief Operating Officer (September 2000- June 2001) of OppenheimerFunds and Executive Vice President (since February 1997) of MassMutual.

24. During the Class Period, defendant Yuetter has served as Chairman of the Board. He is responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During

calendar year 2002, Yeutter received compensation of $71,792.00 from the Oppenheimer Funds.

25. During the Class Period, Galli has served as a trustee or director of the Oppenheimer Funds. Galli is responsible for overseeing 35 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Galli received compensation of $198,386.50 from the Oppenheimer Funds.

26. During the Class Period, Griffiths has served as a trustee of the Oppenheimer Funds. Griffiths is responsible for overseeing 25 portfolios in the Oppenheimer Funds complex. During calendar year 2002, Galli received compensation of $60,861.00 from the Oppenheimer Funds.

27. During the Class Period, Motley was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Fund complex. During calendar year 2002, Galli received compensation of $14,453.00 from the Oppenheimer Funds.

28. During the Class Period, Randall was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Fund complex. During calendar year 2002, Randall received compensation of $97,012.00 from the Oppenheimer Funds.

29. During the Class Period, Regan was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Fund complex. During calendar year 2002, Regan received compensation of $95,960.00 from the Oppenheimer Funds

30. During the Class Period, Reynolds was a trustee of the Oppenheimer Funds responsible for overseeing 25 portfolios in the Fund complex. During calendar year 2002, Reynolds received compensation of $71,792.00 from the Oppenheimer Funds

31. During the Class Period, Spiro was Vice Chairman of the Board of Trustees. In

addition, during the Class Period, Spiro was Chairman Emeritus (since 1991) of Oppenheimer Funds. Immediately prior to the Class Period, Spiro had served as a director of OppenheimerFunds from January 1969 to August 1999. Spiro was responsible for overseeing 25 portfolios in the Fund complex. During calendar year 2002, Spiro received compensation of $64,080.00 from the OppenheimerFunds.

32. Defendant John Does 1-100 were Oppenheimer Directors and/or other Officers during the Class Period, and any other wrongdoers later discovered, whose identifies have yet to be ascertained and which will be determined during the course of plaintiffs' counsel's ongoing investigation.

33. Nominal defendants the Oppenheimer Funds as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-end management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The Oppenheimer Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedures and to the extent necessary to ensure the availability of adequate remedies.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

34. Plaintiffs bring certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Oppenheimer Funds between August 31, 1999 and March 22, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiffs and each member of the Class purchased shares or other

ownership unite in Oppenheimer Funds pursuant to a registration statement and prospectus. The registration statement and prospectus pursuant to which plaintiffs and other Class members purchased their shares or other ownership units in the Oppenheimer Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

35. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Oppenheimer Funds, Oppenheimer Distributor and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

36. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

37. Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

38. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations, and financial statements of the Oppenheimer Funds;

d. whether defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

39. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Trustee Defendants Breached Their Fiduciary Duties To Oppenheimer Funds Investors

40. The defendants' public filings state that the Boards of Trustees for the Oppenheimer Funds are responsible for the management and supervision of each fund. In this regard, the Statement of Additional Information dated October 23, 2003 (the "Statement of Additional Information") for the Oppenheimer Developing Markets Fund, which is available to

the investor upon request, is typical of the Statements of Additional Information available for other Oppenheimer Funds It states: "The Fund is governed by a Board of Trustees, which is responsible for protecting the interests of shareholders. . . . ."

41. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> Each year, the Board of Trustees, including a majority of the Independent Trustees, is required to approve the renewal of the investment advisory agreement. The Investment Company Act requires that the Board request and evaluate and the Manager provide such information as may be reasonably be necessary to evaluate the terms of the investment advisory agreement. The Board employs an independent consultant to prepare a report that provides such information as the Board requests for this purpose.
>
> The Board also receives information about the 12b-1 distribution fees the Fund pays. These distribution fees are reviewed and approved at a different time of the year.
>
> The Board reviewed the foregoing information in arriving at its decision to renew the investment advisory agreement. Among other factors, the Board considered:
>
> - The nature, cost, and quality of the services provided to the Fund and its shareholders;
> - The profitability of the Fund to the Manager;
> - The investment performance of the Fund in comparison to regular market indices;
> - Economies of scale that may be available to the Fund from the Manager;
> - Fees paid by other mutual funds for similar services;
> - The value and quality any other benefits or services received by the Fund from its relationship with the Manager; and
> - The direct and indirect benefits the Manager received from its relationship with the Fund., These included services provided by the Distributor and

the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the Securities Exchange Act.

The Board considered that the Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the Fund. The Board also considered that maintaining the financial viability of the Manager is important so that the Manger will be able to continue to provide quality services to the Fund and its shareholders in adverse times. The Board also considered the investment performance of other mutual funds advised by the Manager. The Board is aware that there are alternatives to the use of the Manager.

42. The Investment Company Institute ("ICI"), of which Oppenheimer Investment is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> **Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.**
>
> **In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.**

Understanding the Role of Mutual Fund Directors, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf. [Emphasis added.][1]

43. In truth and in fact, the Oppenheimer Funds Boards of Directors, *i.e.*, the Trustee Defendants, were captive to and controlled by the Investment Adviser Defendants, who induced the Trustee Defendants to breach their statutory and fiduciary duties to manage and supervise the Oppenheimer Funds, approve all significant agreements and otherwise take reasonable steps to prevent the Investment Adviser Defendants from skimming Oppenheimer Funds assets. In many cases, key Oppenheimer Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Oppenheimer Funds investors, but, rather, to the Investment Adviser Defendants whom they were supposed to oversee. The Trustee Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed supposedly independent committees, charged with responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

44. To ensure that the Trustee Defendants were complaint, the Investment Adviser Defendants often recruited key fund Trustees from the ranks of investment adviser companies.

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

For example, during the Class Period, in addition to being a trustee or director of several Oppenheimer Funds, defendant Murphy also was the Chairman and Chief Executive Officer (since September 2000) of Oppenheimer Funds; President and a director (since July 2001) of Oppenheimer Acquisition Corp. (OppenheimerFunds' parent holding company) and Oppenheimer Partnership Holdings, Inc. (a holding company subsidiary of OppenheimerFunds), Chairman and a director since July 2001) of Shareholder Services, Inc. and of Shareholder Financial Services, Inc. (Transfer agent subsidiaries of OppenheimerFunds), President and a director (since July 2001) of OppenheimerFunds Legacy Program; a director of the investment advisory subsidiaries of OppenheimerFunds, Chief Operating Officer (September 2000 - June 2001) of OppenheimerFunds and Executive Vice President (since February 1997) of MassMutual.

45. In exchange for creating and managing the Oppenheimer Funds, the Investment Adviser Defendants charged the Oppenheimer Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Trustee Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Oppenheimer Funds assets were transferred through fees payable from Oppenheimer Funds assets to the Investment Adviser Defendants that were of no benefit to fund investors.

46. These practices proved to be enormously profitable *for Oppenheimer* at the

expense of plaintiffs and other members of the Class who had invested in the Oppenheimer Funds. In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. **Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.** [...]
>
> **The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%.** . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

47. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and excessive commissions to improperly siphon assets from the funds to the detriment of Plaintiffs and the Class..

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

48. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their

own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

49. The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Trustee Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

50. However, the purported Rule 12b-1 fees charged to Oppenheimer Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Oppenheimer Funds investors. Rather, Oppenheimer Funds management and other fees increased and this was a red flag that the Trustee Defendants knowingly or recklessly disregarded. If anything, the Oppenheimer Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Trustee Defendants reviewed written reports of the amounts expended pursuant to the Oppenheimer Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required -- which seems highly unlikely under the circumstances set forth herein -- the Trustee Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Oppenheimer Funds shareholders, but were also improperly used to induce brokers to breach their duties of loyalty to their prospective Oppenheimer Funds investors.

51. Moreover, at least one Oppenheimer Funds was closed to new investors (the "Closed Fund") and, consequently, the so-called Rule 12b-1 fees could not possibly have been used to market and distribute it. For example, the Oppenheimer Principle Protected Main Street Fund was closed to new investors. Nevertheless, the Investment Adviser Defendants received Rule 12b-1 fees charged to the Closed Fund..

52. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities

Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Oppenheimer Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Oppenheimer Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Oppenheimer Funds

53. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

54. The Investment Adviser Defendants' actions are not protected by the Section

28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Oppenheimer Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any legitimate Soft Dollars to steer their clients to Oppenheimer Funds and directed brokerage business to firms that favored Oppenheimer Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Oppenheimer Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Oppenheimer Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants also violated Section 12(b) of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

55. The excessive commissions did not fund any services that benefitted the Oppenheimer Fund shareholders. This practice materially harmed plaintiffs and other members of the Class from whom the Soft Dollars and excessive commissions were taken.

56. Additionally, on information and belief, the defendants, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and constitutes a further breach of fiduciary duties.

57. On January 14, 2004, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article noted that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> **The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.** It held a news conference yesterday to announce **it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or ther investment advisers as part of sales agreements.**
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probes expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> **People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.**

Id. (emphasis added.)

THE MARCH 22, 2004 DISCLOSURE

58. In a supplement dated March 22, 2004 to the Proprietary Funds Prospectuses, investors find the following disclosure:

> Effective March 22, 2004, the following is added after the first paragraph under the heading "Management -- Distribution plans" in the Prospectuses for each of the Funds listed below:
>
> In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits **and other available sources**. The distributors may also make payments for marketing, promotional or related expenses to dealers. The amount of these payments is determined by the distributors and may be substantial. The manager or an affiliate may make similar payments under similar arrangements.
>
> **The payments described above are often referred to as "revenue sharing payments." The recipients of such payments may include the funds' distributor and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of a fund. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a fund to you.** Please contact your financial intermediary for details about revenue sharing payments it may receive.

[Emphasis added.]

59. The Oppenheimer Funds were identified as one of the mutual fund families that Smith Barney, a division of Citigroup Global Markets Inc. ("CGMI"), brokers were paid to push in a June 2004 press release on the Smith Barney website titled *Mutual Funds, Revenue Sharing and Other Compensation Disclosure.* (See http://www.smithbarney.com/products_services/mutual funds/investor_information/ revenueshare.html)

60. Wachovia Securities has also said that it "receive[s] payments from many of the companies whose funds we sell." Wachovia Securities identified the Oppenheimer Funds as one

of the mutual fund companies from which Wachovia received payments. (See http://www.wachovia.com/files/MutualFundGuide.pdf).

The Prospectuses Were Materially False And Misleading

61. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the Prospectuses, pursuant to which the Oppenheimer Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars. Each Prospectus incorporated by reference the Statement of Additional Information for the fund or funds covered by the Prospectus.

62. The Statement of Additional Information dated October 23, 2003, for the Oppenheimer offered by the Investment Adviser Defendants, incorporated by reference in certain of the Oppenheimer Funds Prospectuses, and available to the investor upon request, states as follows with respect to Soft Dollars and revenue sharing:

> Each year, the Board of Trustees, including a majority of the Independent Trustees, is required to approve the renewal of the investment advisory agreement. The Investment Company Act requires that the Board request and evaluate and the Manager provide such information as may be reasonably necessary to evaluate the terms of the investment advisory agreement. The Board employs an independent consultant to prepare a report that provides such information as the Board requests for this purpose.
>
> The Board also receives information about the 12b-1 distribution fees the Fund pays. These distribution fees are reviewed and approved at a different time of year.
>
> The Board reviewed the foregoing information in arriving at its decision to renew the investment advisory agreement. Among other factors, the Board considered:
>
> **o The nature, cost, and quality of the services provided to the Fund and its shareholders;**

o **The profitability of the Fund to the Manager;**

o **The investment performance of the Fund in comparison to regular market indices;**

o **Economies of scale that may be available to the Fund from the Manager;**

o **Fees paid by other mutual funds for similar services;**

o **The value and quality of any other benefits or services received by the Fund from its relationship with the Manager; and**

o **The direct and indirect benefits the Manager received from its relationship with the Fund. These included services provided by the Distributor and the Transfer Agent, and brokerage and soft dollar arrangements permissible under Section 28(e) of the Securities Exchange Act.**

The Board considered that the Manager must be able to pay and retain high quality personnel at competitive rates to provide services to the Fund. The Board also considered that maintaining the financial viability of the Manager is important so that the Manager will be able to continue to provide quality services to the Fund and its shareholders in adverse times. The Board also considered the investment performance of other mutual funds advised by the Manager. The Board is aware that there are alternatives to the use of the Manager.

[Emphasis added.]

63. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiffs and the other members of the Class:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the

Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Oppenheimer Funds, which was a form of marketing that was not disclosed in or authorized by the Oppenheimer Funds Rule 12b-1 Plan;

c. that the Oppenheimer Funds Rule 12b-1 plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Trustee Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Oppenheimer Funds, the Investment Adviser Defendants was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Oppenheimer Funds to new investors were not passed on to Oppenheimer Funds investors; on the contrary, as the Oppenheimer Funds grew, fees charged to Oppenheimer Funds investors actually *increased*;

f. that defendants improperly used Soft Dollars and excessive commissions paid from Oppenheimer Funds assets, to pay for overhead expenses, the cost of which should have been borne by MassMutual and not Oppenheimer Funds investors; and

g. that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Oppenheimer Funds.

INVESTMENT COMPANY ACT CLAIMS

COUNT I

Against the Investment Adviser Defendants and the Trustee Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

64. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

65. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Oppenheimer Funds and against the Trustee Defendants for their roles in the creation of the materially false and misleading Prospectuses.

66. The Investment Adviser Defendants and the Trustee Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants and the Trustee Defendants failed to disclose the following:

a. that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

b. that the Investment Adviser Defendants directed brokerage payments to firms that favored Oppenheimer Funds, which was a form of marketing that was not disclosed in or authorized by the Oppenheimer Funds Rule 12b-1 Plan;

c. that the Oppenheimer Funds Rule 12b-1 were not in compliance with Rule

12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

d. that by paying brokers to aggressively steer their clients to Oppenheimer Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

e. that any economies of scale achieved by marketing of the Oppenheimer Funds to new investors were not passed on to Oppenheimer Funds investors; on the contrary, as the Oppenheimer Funds grew, fees charged to Oppenheimer Funds investors increased;

f. that defendants improperly used Soft Dollars and excessive commissions, paid from Oppenheimer Funds assets, to pay for overhead expenses, the cost of which should have been borne by MassMutual and not Oppenheimer Funds investors; and

g. that the Trustee Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Trustee Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Oppenheimer Funds.

67. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

68. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Oppenheimer Funds

investors have incurred damages.

69. Plaintiffs and the Class have been specially injured by defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Oppenheimer Funds themselves.

70. The Investment Adviser Defendants and the Trustee Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against Oppenheimer Distributor, the Investment Adviser Defendants And The Trustee Defendants Pursuant To Section 36(a) Of The Investment Company Act Derivatively On Behalf Of The Oppenheimer Funds

71. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

72. This Count is brought by the Class (as Oppenheimer Funds securities holders) against Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants for breaches of their fiduciary duties as defined by Section 36(a) of the Investment Company Act.

73. Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants each had a fiduciary duty to the Class.

74. Oppenheimer Distributor, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(a) by improperly charging investors in the Oppenheimer Funds purported Rule 12b-1 marketing fees, and by drawing on the Oppenheimer Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation

of Rule 12b-1

75. By reason of the conduct described above, Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants violated Section 36(a) of the Investment Company Act.

76. As a direct, proximate and foreseeable result of Oppenheimer Distributor's, the Investment Adviser Defendants and the Trustees Defendants' breaches of the fiduciary duty of loyalty in their respective roles as principal underwriter, investment advisers, trustees and officers, respectively to Oppenheimer Funds investors, the Class have incurred millions of dollars in damages.

77. Plaintiffs, in this Count, seek to enjoin defendants from engaging in such practices in the future, as well as recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and management fees charged the investors of Oppenheimer Funds by Oppenheimer Distributor, the Investment Adviser Defendants and the Trustee Defendants.

COUNT III

Against Oppenheimer Distributor, the Investment Adviser Defendants And The Trustee Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Oppenheimer Funds

78. Plaintiffs repeat and reallege each and every allegation contained above and otherwise incorporate the allegations contained above.

79. This Count is brought by the Class (as Oppenheimer Funds securities holders) on behalf of the Oppenheimer Funds against Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

80. Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants had a fiduciary duty to the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants.

81. Oppenheimer Distributor, the Investment Adviser Defendants and the Trustee Defendants violated Section 36(b) by improperly charging investors in the Oppenheimer Funds purported Rule 12b-1 marketing fees, and by drawing assets of the investors of Oppenheimer Funds to make undisclosed payments of Soft Dollars and excessive commissions in violation of Rule 12b-1

82. By reason of the conduct described above, Oppenheimer Distributor, the Investment Adviser Defendants, and the Trustee Defendants violated Section 36(b) of the Investment Company Act.

83. The Trustee Defendants received improper payments, in that they received their compensation despite the fact they violated their fiduciary duties to the investors.

84. As a direct, proximate and foreseeable result of Oppenheimer Distributor's, the Investment Adviser Defendants and the Trustees Defendants' breach of the fiduciary duties in their roles as principal underwriter, investment advisers, and directors and trustees, respectively to Oppenheimer Funds investors, the Class has incurred millions of dollars in damages.

85. Plaintiffs and the Class, in this count, seek to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Oppenheimer Funds by Oppenheimer Distributor, the Investment Adviser Defendants and the Trustee Defendants.

COUNT IV

Against The Investment Company Adviser (As Control Persons Of The Trustee Defendants and Oppenheimer Distributor) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Oppenheimer Funds

86. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

87. This Count is brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused the Trustee Defendants and Oppenheimer Distributor to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants, the Trustee Defendants and Oppenheimer Distributor.

88. The Trustee Defendants and Oppenheimer Distributor are liable under Sections 34(b) and 36(b) of the Investment Company Act to the Class and under Section 36(a) of the Investment Company Act to the Oppenheimer Funds as set forth herein.

89. The Investment Adviser Defendants were "control persons" of the Trustee Defendants and Oppenheimer Distributor that caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Trustee Defendants and Oppenheimer Distributor, the Investment Adviser Defendants, directly and indirectly, had the power and authority, and exercised the same, to cause the Trustee Defendants and Oppenheimer Distributor to engage in the wrongful conduct complained of herein.

90. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiffs to the same extent as are the Trustee Defendants and Oppenheimer Distributor for their primary violations of Sections 34(b)

and 36(a) and (b) of the Investment Company Act.

91. By virtue of the foregoing, the Oppenheimer Funds, plaintiffs and other Class members are entitled to damages against the Investment Adviser Defendants .

INVESTMENT ADVISER ACT CLAIMS

COUNT V

Against the Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act, For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Oppenheimer Funds

92. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

93. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

94. The Investment Adviser Defendants served as "investment advisers" to the Oppenheimer Funds and the Oppenheimer Funds investors pursuant to the Investment Advisers Act.

95. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Oppenheimer Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

96. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Oppenheimer Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the

Oppenheimer Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Oppenheimer Funds by charging and collecting fees from the Oppenheimer Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Oppenheimer Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Oppenheimer Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Oppenheimer Funds.

97. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Oppenheimer Funds were able to and did control the fees charged to and collected from the Oppenheimer Funds and otherwise control the operations of the Oppenheimer Funds.

98. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Oppenheimer Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Oppenheimer Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Oppenheimer Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Oppenheimer Funds and Oppenheimer Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Oppenheimer Funds for excessive and improper commission payments to

brokers.

99. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Oppenheimer Funds, the Oppenheimer Funds were damaged.

100. The Oppenheimer Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

BREACH OF FIDUCIARY DUTY CLAIMS

COUNT VI

Breach of Fiduciary Duty Against the Investment Adviser Defendants On Behalf Of The Class

101. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

102. As advisers to the Oppenheimer Funds, the Investment Adviser Defendants were fiduciaries to the plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

103. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to plaintiffs and the Class.

104. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

105. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Breach of Fiduciary Duty Against The Trustee Defendants On Behalf Of The Class

106. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

107. As Oppenheimer Funds trustees, the Trustee Defendants had a fiduciary duty to the Oppenheimer Funds and Oppenheimer Funds investors to supervise and monitor the Investment Adviser Defendants.

108. The Trustee Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Oppenheimer Funds and Oppenheimer Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Oppenheimer Funds for excessive and improper commission payments to brokers.

109. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of Trustee Defendants and have suffered substantial damages.

110. Because Trustee Defendants acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Trustee Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VIII

Aiding And Abetting A Breach Of Fiduciary Duty Against All Defendants On Behalf Of The Class

111. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

112. At all times herein, the broker dealers that sold Oppenheimer Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

113. Defendants knew or should have known that the broker dealer had these fiduciary duties.

114. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Oppenheimer Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to plaintiffs and the other members of the Class.

115. Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

116. Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Defendants are liable therefor.

117. As a direct, proximate and foreseeable result of defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiffs and the Class have suffered damages.

118. Because defendants acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

UNJUST ENRICHMENT

COUNT IX

Against All Defendants For Unjust Enrichment On Behalf Of The Class

119. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

120. Defendants benefitted from their unlawful acts through the excessive and improper fees they charged and received from Plaintiffs and the other members of the Class . It would be inequitable for Defendants to be permitted to retain the benefit of these overpayments, which were conferred by plaintiffs and other members of the Class retained by defendants.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying plaintiffs as Class representatives and plaintiffs' counsel as Class counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Oppenheimer Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Oppenheimer Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiffs and the Class have an effective remedy;

H. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: September 14, 2004

Respectfully submitted,

STULL, STULL & BRODY

By ______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiffs

EXHIBIT A

OPPENHEIMER DEVELOPING MARKETS FUND

OPPENHEIMER INTERNATIONAL SMALL COMPANY FUND

OPPENHEIMER INTERNATIONAL GROWTH FUND

OPPENHEIMER GLOBAL FUND

OPPENHEIMER INTERNATIONAL VALUE FUND

OPPENHEIMER QUEST INTERNATIONAL VALUE FUND INC.

OPPENHEIMER GLOBAL OPPORTUNITIES FUND

OPPENHEIMER GROWTH FUND

OPPENHEIMER CAPITAL APPRECIATION FUND

OPPENHEIMER MIDCAP FUND

OPPENHEIMER ENTERPRISE FUND

OPPENHEIMER DISCOVERY FUND

OPPENHEIMER EMERGING GROWTH FUND

OPPENHEIMER MAIN STREET FUND®

OPPENHEIMER EQUITY FUND INC.

OPPENHEIMER MAIN STREET OPPORTUNITY FUND®OPPENHEIMER MAIN STREET SMALL CAP FUND®

OPPENHEIMER PRINCIPLE PROTECTED MAIN STREET FUND

OPPENHEIMER QUEST VALUE FUND

OPPENHEIMER VALUE FUND

OPPENHEIMER SMALL CAP VALUE FUND

OPPENHEIMER QUEST OPPORTUNITY VALUE FUND

OPPENHEIMER QUEST CAPITAL VALUE FUND

OPPENHEIMER QUEST BALANCED FUND

OPPENHEIMER BALANCED FUND

OPPENHEIMER CAPITAL INCOME FUND

OPPENHEIMER CONVERTIBLE SECURITIES FUND

OPPENHEIMER EMERGING TECHNOLOGIES FUND

OPPENHEIMER GOLD & SPECIAL MINERALS FUND

OPPENHEIMER REAL ASSET FUND®

OPPENHEIMER REAL ESTATE FUND

OPPENHEIMER DISCIPLINED ALLOCATION FUND

OPPENHEIMER INTERNATIONAL BOND FUND

OPPENHEIMER HIGH YIELD FUND

OPPENHEIMER CHAMPION INCOME FUND

OPPENHEIMER STRATEGIC INCOME FUND

OPPENHEIMER TOTAL RETURN BOND FUND

OPPENHEIMER BOND FUND

OPPENHEIMER SENIOR FLOATING RATE FUND

OPPENHEIMER U.S. GOVERNMENT TRUST

OPPENHEIMER LIMITED-TERM GOVERNMENT FUND

OPPENHEIMER CAPITAL PRESERVATION FUND

OPPENHEIMER CALIFORNIA MUNICIPAL FUND

OPPENHEIMER NEW JERSEY MUNICIPAL FUND

OPPENHEIMER AMT-FREE NEW YORK MUNICIPALS

OPPENHEIMER AMT-FREE MUNICIPALS

OPPENHEIMER LIMITED TERM MUNICIPAL FUND

OPPENHEIMER ROCHESTER NATIONAL MUNICIPALS

OPPENHEIMER PENNSYLVANIA MUNICIPALS FUND

OPPENHEIMER ROCHESTER FUND MUNICIPALS

OPPENHEIMER LIMITED-TERM NEW YORK MUNICIPAL FUND